UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36572

iDreamSky Technology Limited

(Exact name of registrant as specified in its charter)

16/F, A3 Building, Kexing Science Park

15 Keyuan Road North, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

Tel: +86 755 8668 5111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share

American Depositary Shares, each representing four Class A ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, iDreamSky Technology Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 19, 2016	iDreamSky Technology Limited

	By:	/s/ Michael Xiangyu Chen
	Name:	Michael Xiangyu Chen
	Title:	Director and Chief Executive Officer